Exhibit 99.1

Acorn International Reports Financial Results for the First Quarter of 2019

Net Revenue Increased 68.5% Year-Over-Year to US$9.2 Million

SHANGHAI, May 22, 2019 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced its preliminary unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

●	Net revenues increased 68.5% year-over-year in Q1 2019 to US$9.2 million.

●	Gross profit rose 73.1% year-over-year in Q1 2019 to US$6.6 million.

●	Gross margin increased to 71.8% in Q1 2019, compared to 69.9% in Q1 2018.

●	Income from continuing operations was US$0.5 million in Q1 2019, compared to a loss from continuing operations of US$39 thousand in Q1 2018.

●	Net income was US$4.8 million in Q1 2019 as compared to a net loss of US$0.2 million in Q1 2018.

●	The board of directors declared a cash dividend for 2018 of US$0.05 per ordinary share, or approximately US$1.00 per ADS, each of which represents twenty ordinary shares, and a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, for the first quarter of 2019. The board of directors also approved a dividend policy calling for a recurring quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, subject to quarterly review, approval, and declaration by the board.

“Acorn started 2019 on a positive note, posting revenue growth of 68.5% compared to Q1 2018, as well as improving gross margins and profitability at the operating level. Income from continuing operations was US$0.5 million in the first quarter of 2019, up from a loss from continuing operations of US$39 thousand in the first quarter of 2018. In keeping with our strategy to liquidate non-core assets to generate free cash flow, the Company sold its prior principal office in Shanghai to a third party in late 2018 and realized a one-time gain of US$3.8 million in the first quarter of 2019. Net income attributable to Acorn was US$4.8 million, up from net loss attributable to Acorn of US$0.2 million in the first quarter of 2018,” said Mr. Jacob A. Fisch, Acorn’s President and CEO.

“During the quarter, our Babaka brand of posture correction products generated the highest quarterly sales in recent history. This was driven by expansion on third-party e-commerce B2C platforms and the successful promotion of core products through digital media in China. Acorn Fresh, which offers high-quality, fresh food products via e-commerce, also generated strong sales growth.”

“Going forward, Acorn will continue to focus on building brands and growing e-commerce. To support this growth, we are also focused on the continued development of Acorn Entertainment and Acorn Streaming. Consistent with our prior disclosure, we currently do not anticipate any meaningful impact on our business associated with the trade tensions between the U.S. and China as virtually all of our revenue is generated within China,” Mr. Fisch concluded.

Dividend

On May 14, 2019, the Company’s board of directors declared a cash dividend for 2018 of US$0.05 per ordinary share, or approximately US$1.00 per ADS, each of which represents twenty ordinary shares, and a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, for the first quarter of 2019. The board of directors also approved a dividend policy calling for a recurring quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, subject to quarterly review, approval, and declaration by the board. These cash dividends build upon the Company’s prior shareholder-friendly policies of returning cash to shareholders via dividends and share repurchases while generating excess cash to operate an asset-light business and helping achieve attractive growth and do not replace the possibility of special dividends from time to time.

Record holders of the Company's ordinary shares at the close of business US Eastern Time on June 5, 2019 (the "Record Date") will be entitled to receive the cash dividends for 2018 and the first quarter of 2019. The Company expects Citibank N.A., the depositary bank for Acorn's ADS program, to distribute dividends to ADS holders as of the Record Date on or about June 19, 2019. Dividends to be paid to the Company's ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

Preliminary Financial Results for the First Quarter of 2019:

Total net revenues were US$9.2 million in the first quarter of 2019, up 68.5% from US$5.4 million in the first quarter of 2018, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the first quarter of 2019 was US$2.6 million, up 57.8% from US$1.6 million in the first quarter of 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in the first quarter of 2019 was US$6.6 million, up 73.1% from US$3.8 million in the first quarter of 2018. Gross margin was 71.8% in the first quarter of 2019, up from 69.9% in the first quarter of 2018. The increase in gross margin was due to a higher proportion of sales from Babaka branded products.

Total operating expenses in the first quarter of 2019 were US$6.1 million, up from US$3.8 million in the first quarter of 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales, higher general and administrative expenses associated with incremental increases in personnel to support growth, and a decrease in rental income following the sale of non-core assets in the second quarter of 2018.

Income from continuing operations was US$0.5 million in the first quarter of 2019, as compared to a loss from continuing operations of US$39 thousand in the first quarter of 2018.

Other income was US$4.6 million in the first quarter of 2019, compared to other income of US$50 thousand in the first quarter of 2018. The increase in other income was due primarily to a gain on the sale of the Company’s former principal office in Shanghai to a third party.

Net income from continuing operations was US$4.8 million in the first quarter of 2019. This compares to net income from continuing operations of US$16 thousand in the first quarter of 2018.

Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 (Refer to “Discontinued Operations” discussion below), was US$36 thousand in the first quarter of 2019, compared to a net loss from discontinued operations of US$0.2 million in the first quarter of 2018.

Net income attributable to Acorn was US$4.8 million in the first quarter of 2019. This compares to a net loss attributable to Acorn of US$0.2 million in the first quarter of 2018.

As of March 31, 2019, Acorn’s cash and cash equivalents, with restricted cash, totaled US$17.6 million. This compares to cash and equivalents, with restricted cash, of US$20.2 million as of December 31, 2018.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on existing businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

Conference Call

The Company will host a conference call at 8:30 a.m. ET on May 22, 2019 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	877-260-1479
International:	+1 334-323-0522

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 3367159 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through May 29, 2019 and can be accessed by dialing +1 (888) 203-1112, or +1 (719) 457-0820, passcode 3367159.  An archived audio file of the call will be available on the Company’s website http://www.acorninternationalgroup.com/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, Acorn today has three divisions to support its growth: 1) Product Division, 2) Content Division, and 3) Influencer Management Division.

In the Product Division, Acorn sells products primarily through e-commerce channels in China, as well as through offline distribution and outbound marketing. In the Content Division, Acorn monetizes content. Specifically, in the Content Division, Acorn has refocused its direct marketing know-how to digital media in China, launching Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution. In the Influencer Management Division, Acorn brings, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s continued focus on growing e-commerce sales via streaming content and expansion on its own and third-party e-commerce B2C platforms in China; its plan for continued development of Acorn Entertainment, its social media business that helps western sports and entertainment talent and a diverse range of brands develop a deep and meaningful impact in the Chinese market, and Acorn Streaming; as well as the Company currently not anticipating any meaningful impact on its business associated with the trade tensions between the U.S. and China as virtually all of its revenue is generated within China; the Company’s policy calling for a recurring quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, subject to quarterly review, approval and declaration by the board; the possibility of future special dividends from time to time; the board’s and management’s confidence in the Company’s ability to generate excess cash while operating an asset-light business and helping achieve attractive growth; and seeking to continue this momentum in the future. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China, as well as potential friction between the U.S. and China associated with their current trade dispute and related factors. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2018 annual report on Form 20-F filed with SEC on April 30, 2019. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s Form 20-F for the fiscal year ended December 31, 2018. The Company’s actual results of operations for the first quarter of 2019 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2018/12/31	2019/03/31
		(Unaudited)

Cash and cash equivalents	$20,143,783	$17,481,799
Restricted cash	76,243	78,266
Accounts receivable, net	3,637,114	3,398,008
Inventory	1,694,249	1,760,752
Other prepaid expenses and current assets, net	7,938,790	10,925,809
Loan receivable	3,597,392	3,671,449
Held-for-sale assets	2,881,370	472,318
Current assets	39,968,941	37,788,401

Property and equipment, net	1,016,507	1,005,870
Available-for-sale securities	38,858,216	39,606,699
Loan to related party	10,050,054	14,037,274
Right of use assets	-	1,579,530
Other long-term assets	243,236	247,922
Total assets	$90,136,954	$94,265,696

Accounts payable	2,086,958	3,722,883
Dividend payable	174,658	174,658
Accrued expenses and other current liabilities	12,874,097	7,795,771
Lease Liability	-	1,617,651
Income taxes payable	2,192,540	2,261,905
Deferred revenue	174,826	151,465
Current liabilities	17,503,079	15,724,333

Deferred tax liability, net	630,574	642,720
Total liabilities	18,133,653	16,367,053

Ordinary shares	918,844	918,844
Additional paid-in capital	121,962,650	121,962,650
Statutory reserve	8,350,141	8,350,141
Retained earnings	(87,749,530)	(82,952,999)
Beginning balance	(118,876,713)	(87,749,530)
Net income (loss) attributable to Acorn	31,127,183	4,796,531
Appropriation of statutory reserve fund	-	-
Accumulated other comprehensive income	56,507,394	57,601,501
Treasury stock, at cost	(28,320,324)	(28,320,324)
Total Acorn International, Inc. shareholders' equity	71,669,175	77,559,813

Noncontrolling interests	334,126	338,830
Total equity	72,003,301	77,898,643
Total liabilities and equity	$90,136,954	$94,265,696

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended March 31
	2018	2019
	(Unaudited)	(Unaudited)
Net revenues
Direct sales	$4,610,638	$7,700,941
Distribution sales	821,025	1,449,322
Total net revenues	5,431,663	9,150,263

Cost of revenues
Direct sales	(1,321,811)	(2,060,005)
Distribution sales	(313,185)	(519,897)
Total cost of revenues	(1,634,996)	(2,579,902)

Gross profit
Direct sales	3,288,827	5,640,936
Distribution sales	507,840	929,425
Total gross profit	3,796,667	6,570,361

Operating (expenses) income
Other selling and marketing expenses	(2,384,591)	(4,105,300)
General and administrative expenses	(2,357,095)	(2,563,802)
Other operating income, net	906,400	580,576
Total operating (expenses) income	(3,835,286)	(6,088,526)
Income (loss) from continuing operations	(38,619)	481,835

Interest expense	-	-
Interest income	120,758	82,361
Other income (expenses), net	49,614	4,573,849
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	131,753	5,138,045

Income tax - current	(115,685)	(307,585)
Income tax - deferred		-
Income (loss) from continuing operations before equity in losses of affiliates	16,068	4,830,460

Discontinued operations :
Income (loss) from discontinued operations	(248,628)	(35,667)
Income (loss) from discontinued operations before equity in losses of affiliates	(248,628)	(35,667)

Equity in losses of affiliates	-	-

Net income (loss)	(232,560)	4,794,793

Net income (loss) attributable to non-controlling interests	1,179	1,738
Net income (loss) attributable to Acorn International, Inc.	(231,381)	4,796,531

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